2020 LETTER TO SHAREHOLDERS

PRETIVM





PRESIDENT'S MESSAGE

Fellow Shareholders,

Since achieving commercial production in July 2017 to the end of 2019, our Brucejack Mine has generated over $500 million in cash flow. We used a portion of that cash flow generated in 2019 to reduce our total debt by more than $180 million during the year, including $82 million to repurchase 100% of the gold offtake agreement from the construction financing. We expect Brucejack will continue to generate impressive cash flow, particularly at current gold prices.

At Brucejack, however, profitability comes along with the challenges of mining the variable mineralization of the Valley of the Kings deposit. In 2019, daily production ranged from a few hundred ounces of gold a day to over 3,500 ounces of gold a day. Brucejack is a young mine, and as it matures, we expect this volatility to decrease as we continue to learn more and more about the mineralization.

Nevertheless, in 2019 Brucejack produced 354,405 ounces of gold, exceeding the high end of revised guidance of 350,000 ounces, albeit below our original guidance range of 390,000 to 420,000 ounces of gold. Our all-in sustaining cost for 2019 was $888 per ounce of gold sold, beating the low end of revised guidance of $900 per ounce of gold sold, although higher than our original guidance range of $775 to $875 per ounce of gold sold.

Joseph Ovsenek
President & Chief Executive Officer, Director




BJC026
C051



Both production and all-in sustaining costs per ounce of gold sold improved in the second half of the year as the ramp up to 3,800 tonnes per day progressed.

PRODUCTION RAMP-UP

A major achievement of 2019 was the successful ramp-up of our operations from 2,700 tonnes per day to 3,800 tonnes per day, a 40% increase. Within the mill, the required modifications and upgrades were planned to occur with the regularly scheduled shutdowns to minimize disruption to regular operations. The most significant upgrade was the shift from concentrate bagging to a bulk loading system custom designed by our operations team. The bulk loading system is operating as a fully integrated component of the concentrate process. Modifications to the flotation circuit which include upgraded pumps and piping were also installed and integrated into the production process.

Underground, operations were primarily focused on opening up access latterly east to west on our existing mining horizons and at depth below the 1200-meter level opening up a new mining horizon. To increase access and a sustainable supply of ore to the mill at the 3,800 tonnes per day production rate, mining development advanced at a rate of 1,000 meters per day.

SAFETY BY CHOICE, NOT CHANCE

Safety remains a priority at Brucejack. For 2019, the Brucejack Mine was awarded the Mine Safety Award for Large Underground Mines by the British Columbia Ministry of Energy, Mines and Petroleum Resources. The award recognized the team's efforts at Brucejack in completing the full year 2019 without a Lost Time Accident. A significant achievement for any mine, this recognition is truly impressive for a two-year old mine.

COMMITMENT TO SUSTAINABILITY

The Brucejack Mine was designed and built to have a limited environmental footprint. Access to hydroelectric power and efficiencies built into the design of the mill mean less greenhouse gas emissions and low energy use per ounce of gold produced relative to peers. Closed-circuit water treatment for all water coming into contact with operations at surface and underground support our high standards for water management. Moreover, the Brucejack Mine does not have a tailings dam. Roughly fifty percent of mine tailings are mixed with binder and pumped back underground to refill stopes that have been mined. The other fifty percent of tailings are deposited in the deepest part of Brucejack Lake. There are no fish in Brucejack Lake, and no fish for over 20 kilometers downstream.





We have highlighted these and other aspects of our commitment to mining sustainably in the 2018 Sustainability Report available on our web site. The downloadable key performance indicators reflect the first full year of operations at the Brucejack Mine. This report is just the beginning of our ESG journey, as we will continue to focus on the collection and disclosure of the critical performance indicators which inform the market in respect of our performance in environmental management, as well as safety, social and governance areas.

APPRECIATION FOR OUR EMPLOYEES AND THE COMMUNITIES OF NORTHWESTERN BC

As of the date of this letter, we are all experiencing the crisis of the COVID-19 pandemic, and the fear and uncertainty it has brought to every aspect of our lives. We acknowledge the challenges this situation has brought to our employees at the mine site and in our corporate offices, their families, and the citizens of the communities of northwest British Columbia. We are all in this together, and we will continue to navigate the situation to ensure that our operational practices are aligned with the directives designed to keep us all safe during this crisis.

LOOKING BACK, MOVING FORWARD – LEADERSHIP TRANSITIONS

In 2019, we congratulated our Board Chair Robert Quartermain on his retirement from Pretivm. Bob founded the company as CEO in late 2010 when we formed Pretivm to advance the Brucejack project, and, as so many know, he was a tireless supporter over the years as we evolved an exciting exploration project into a profitable mine. We welcome Jeane Hull to the Board and Richard O'Brien to the role of Board Chair as Pretivm enters the next chapter as a successful company.





With the transitions in Pretivm's leadership unfolding, including that of my own role, I would like to personally thank everyone on the Pretivm team and our hard-working contractors for our many successes, and the citizens of the local communities who have supported Brucejack. I am proud of what we have accomplished together.

Sincerely,

Joseph Ovsenek
President & Chief Executive Officer, Director

PRETIVM



Head Office

2300 - 1055 Dunsmuir Street
Four Bentall Centre
PO Box 49334
Vancouver, BC
V7X 1L4 Canada
Tel: 604-558-1784
Toll-Free: 877-558-1784
Fax: 604-558-4784

Common Share Listing

Toronto Stock Exchange: PVG
New York Stock Exchange: PVG

Auditors

PricewaterhouseCoopers LLP
Vancouver, BC
Canada

Capitalization

Shares Issued: 185,522,800
Fully Diluted: 195,438,642

(as at March 26, 2020)

CUSIP

74139C102

Transfer Agent & Registrar

Computershare Trust
Company of Canada

North American
Toll-Free: 800-564-6253

www.computershare.com